CONSENT OF INDEPENDENT AUDITOR

We consent to the use in Amendment No. 1 to the Registration Statement No. 000-50116 on Form 40-F of Silvermex Resources Inc. (“Silvermex”) of (1) our report dated June 25, 2012 relating to the restated consolidated financial statements of Silvermex as at December 31, 2011, December 31, 2010 and January 1, 2010, and for the years ended December 31, 2011 and December 31, 2010; (2) our report dated March 31, 2011 relating to the consolidated financial statements of Silvermex as at December 31, 2010 and for the year then ended; and (3) our report dated June 3, 2011 relating to the Reconciliation to US GAAP of Silvermex’s consolidated financial statements as at December 31, 2010 and for the year then ended, appearing in Exhibits 99.5, 99.11, and 99.15, respectively, to this Amendment No. 1 to the Registration Statement on Form 40-F.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
July 3, 2012